

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re:** **Empire Global Gaming, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 7, 2010**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated November 30, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. You state that the offering will end on or before August 31, 2010, a date which has already passed. Please revise.

Prospectus Summary, page 3

2. We note your response to our prior comment 3 and reissue in part. Please revise to discuss in greater detail the exclusive license agreement with Nicholas Sorge Sr. and how the company's rights under such agreement will be utilized to develop and promote the company's roulette games and in turn generate revenue by licensing these games to casinos.

3. In the fifth paragraph, please revise to disclose that Mr. Sorge is your President and Chief Executive Officer and a director of the company.

4. We note your revenue generation example in the fifth paragraph. Please revise to disclose any assumptions used in the example, including the basis for the royalty rate and your market share percentage. Please also provide your basis for assuming that a 100% market share of Atlantic City roulette games on a going-forward basis is reasonable. Please also revise the revenue generation example on page 30 accordingly.

5. Given your limited operating history, please explain why you expect e-commerce sales profits will offset your current burn rate during the first month of sales. In the alternative, please revise to balance the disclosure by clarifying that you may not achieve this level of sales as quickly as expected.

Risk Factors, page 6

Our investors may lose their entire investment, page 6

6. Please revise the date in the second sentence to coincide with the auditors' report which has been updated to December 7, 2010, rather than November 5, 2010.

Insiders will continue to have substantial control over the company, page 10

7. Please revise the second sentence to also disclose the beneficial ownership of your officers and directors after the offering of approximately 67% assuming 100% of your shares of common stock are sold.

Use of Proceeds, page 17

8. We note your disclosure in the third risk factor on page 10 that to maintain your reporting status that you anticipate legal fees of $25,000, accounting fees of $18,000 and auditor fees of $20,000 per year, which total $63,000 per year. We also note your disclosure in the first risk factor on page 13 that you anticipate regulatory/licensing legal fees of between $75,000 and $100,000. Please reconcile the above disclosures with your Use of Proceeds tables (25%, 50%, 75% and 100%) which only allocate $60,000 to legal and accounting fees.

Dilution, page 19

9. See the tables of 75%, 50%, and 25% of the offering sold. Please revise the amount of net proceeds shown to instead be $1,853,000, $1,228,000 and $603,000, respectively, as we note your calculations are appropriately based on these amounts.

Description of Business, page 28

Company Overview, Business Development, History and Organization, page 28

10. We note your response to our prior comment 19 and reissue. We note your plan of operations appears to be focused on two principle lines of business: (i) the development, operation and promotion of patented roulette games and (ii) the sale of ancillary gaming products. For each line of business, please revise to disclose in greater detail your principle products and services, their distribution methods, their development status, names of principle suppliers, their interaction with your exclusive patent licenses, and

your role in the design, manufacturing and production of these products and services versus your suppliers' and other third parties' roles. Refer to Item 101(h)(4) of Regulation S-K.

11. We note your response to our prior comment 21 and reissue in part. Please revise the introduction to bullet point 8 to clarify that the "Licensor may request of the Licensee." Please also revise the exclusive license agreement summary on page 35 to include corresponding bullet points.

Plan of Operations – In General, page 29

12. We note your response to our prior comment 22 and reissue. Please revise to include a more detailed plan of operations to include specific information about the timelines accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to reach revenue generation and the associated costs.

Patents, page 30

13. We note that the fourth paragraph appears to be a repeat of the first paragraph in the Plan of Operations – In General section on page 29 and the fifth paragraph appears to be a repeat of the fifth paragraph in the Company Overview section on page 28. Please revise these sections to eliminate any unnecessary repetition.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 32

In General, page 32

14. We note the use of the phrase "profound impact on roulette games worldwide." Please revise to provide objective substantiation for this statement. Marketing language that cannot be objectively substantiated should be removed. To the extent this statement represents your belief, please revise accordingly and state the basis for this belief. Please also revise the first paragraph in Note 1 – Basis of Presentation and Organization on page F-6 accordingly.

15. Please revise this paragraph based on your revisions to the Prospectus Summary section on page 3 and the Description of Business section on page 28. For example, we note your disclosure that you have not developed or manufactured any products for license, lease or sale to third parties as of yet. Please reconcile such statement with the disclosure in the above referenced sections that you have opened your e-commerce site and are actively engaged in selling products.

Cash Flows and Capital Resources, page 34

16. We note your response to our prior comment 26 and reissue in part. Your long term
financing disclosure is limited to the amount necessary to "continue minimum ongoing
operations." Please revise to clarify your expected long term financing requirements
which are necessary to fully implement your business plan, the timing of such demands,
and the impact on the company if the funding cannot be obtained. If long term financing
beyond the maximum aggregate amount of this offering will be required to fully
implement your business plan, please quantify. Please also revise the first risk factor on
page 7 accordingly.

Security Ownership of Certain Beneficial Owners, page 36

17. We note that you have provided information for this section as of September 30, 2010.
Please revise to provide information as of the most recent practicable date.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

18. We note your revisions made in response to prior comment 29; however, in the
introductory and explanatory paragraphs, please delete the wording "statements of
operations, stockholders' equity and cash flows" and instead replace with "statements of
operations and accumulated deficit, changes in shareholders' deficit, and cash flows."

19. We are unable to locate your revisions made in response to prior comment 30. As such,
we revise our comment instead to require that the third paragraph pertaining to the
explanatory paragraph for the going concern be moved and placed as the fourth or last
paragraph of the auditor's report. For guidance, see AU Section 341A (.12), which is
available on the PCAOB website.

Note 5. Subsequent Events, page F-13

20. Please revise the date through which the financial statements have been evaluated to be
more current and consistent with that of the audit report date shown on page F-1.

Age of Financial Statements

21. Please continue to consider the financial statement updating requirements set forth in
Rule 8-08 of Regulation S-X.

Accountants' Consent

22. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In this regard, we note the accountant's consent was dated November 9, 2010, whereas Amendment No. 2 to the Form S-1 Registration Statement was filed on December 7, 2010. The next amendment should contain a currently dated accountants' consent that coincides with or is near the amendment filing date.

Signatures, page II-7

23. We note your response to our prior comment 34 and reissue. Please revise to delete the second paragraph on the signature page as the requirements of Section 12 do not currently apply to the company.

24. We note your response to our prior comment 35 and reissue. Please revise the second half of your signature page to include the signature of your principal financial officer and your controller or principal accounting officer. To the extent Ms. Marsh is the company's principal financial officer and controller or principal accounting officer, please revise to clarify.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Henry C. Casden
    Attorney at Law
    Fax: (760) 406-5799